Exhibit 3.2

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
GLOBUS MEDICAL, INC.
Adopted and Effective as of May 1, 2019

Set forth below is a redline showing the amendment to Section 3.4 of the Bylaws with deleted text showing as stricken and additions as underlined.

3.4    Resignation and Vacancies

Any director may resign effective on giving written notice or electronic transmission thereof to the chairman of the board of directors, the president, the secretary or the board of directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

Vacancies ~~in~~on the board of directors may only be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; stockholders may not fill a vacancy on the board of directors other than at a duly called meeting of stockholders. Each director so elected shall hold office ~~until~~for a term determined by the ~~next annual meeting of~~board of directors at the ~~stockholders and until a successor has been~~time of election, which term, if applicable, shall not exceed the remainder of the term of the director whose vacancy such director was elected ~~and qualified~~to fill. Subject to the foregoing, directors so elected may be placed into a class that is different from the class of the director whose vacancy such director was elected to fill in order to align such director’s class with the expiration of his or her term, provided that the directors in each class shall be nearly as equal in number as possible.